UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                SCHEDULE 13E-3/A


                                 (RULE 13e-100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934


                               COLOR IMAGING, INC.
                                [Name of Issuer]

                               Color Imaging, Inc.



                                  Sueling Wang
                                  Jui-Chi Wang
                                  Jui-Hung Wang
                                  Jui-Kung Wang


                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  [196245 10 4]
                      (CUSIP Number of Class of Securities)

                              MORRIS E. VAN ASPEREN
                             CHIEF FINANCIAL OFFICER
                               COLOR IMAGING, INC.
                    4350 PEACHTREE INDUSTRIAL BLVD, SUITE 100
                               NORCROSS, GA 30071
                        TELEPHONE NUMBER: (770) 840-1090
           (Name, Address, and Telephone Numbers of Person Authorized
             to Receive Notices and Communications on Behalf of the
                           Persons Filing Statement)

                                  WITH COPY TO:

                               ROBERT F. DOW, ESQ.
                            ARNALL GOLDEN GREGORY LLP
                        171 17TH STREET, N.W., SUITE 2100
                             ATLANTA, GEORGIA 30363

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an Proxy Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or Proxy Statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE*

    TRANSACTION VALUATION                              AMOUNT OF FILING FEE
          $300,000                                            $35.31


* Estimated solely for purposes of calculating the filing fee. For purposes of calculation of this fee only, this transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the Reverse Stock Split multiplied by $1.10.

** This calculation is based upon one fiftieth of one percent multiplied by transaction valuation shown above. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


    Amount Previously Paid: $35.31                      Filing Party: Issuer
    Form or Registration No.: 13E-3                    Date Filed: May 5, 2005

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Color Imaging, Inc., a Delaware corporation ("Color Imaging"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 promulgated thereunder. Color Imaging is proposing that its stockholders, at a Annual Meeting of the Stockholders of Color Imaging (the "Annual Meeting"), approve and adopt amendments to Color Imaging's Certificate of Incorporation, as determined by the Board of Directors of Color Imaging in their discretion, to effect a reverse stock split of our common stock at one of the following ratios: 1-for-1500, 1-for-2500 or 1-for-5000 and the repurchase of the resulting fractional shares held by each stockholder with less than one share after the reverse stock split, followed immediately by an amendment of Color Imaging's Certificate of Incorporation to effect a forward stock split of Color Imaging's common shares upon the inverse of the ratio used in effecting the reverse stock split (collectively the "Stock Splits"). As a result of the Stock Splits, (a) each stockholder owning fewer than 5,000 shares, 2,500 shares or 1,500 shares, as applicable, of outstanding common stock immediately before the Stock Splits will receive $1.10 in cash, without interest, for each Color Imaging common share owned by such stockholder immediately prior to the Stock Splits and will no longer be a stockholder of Color Imaging; and (b) each stockholder owning more than the number of common shares upon which the reverse stock split was effected immediately before the Stock Splits will receive common shares equal to the number of common shares they held prior to the Stock Splits. The Stock Splits are proposed for the purpose of taking Color Imaging private and terminating its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Stock Splits Proposal").


This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") concurrently with a preliminary proxy statement, including exhibits, filed by Color Imaging pursuant to Rule 14A under the Exchange Act (the "Proxy Statement"), which will notify the holders of Common Shares of the Annual Meeting at which they will be asked to approve the Stock Splits, and to transact any other business properly brought before the Annual Meeting.


The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be amended to reflect such amendment or completion of the Proxy Statement.


ITEM 1.  SUMMARY TERM SHEET

REGULATION M-A ITEM 1001

     The information contained in the sections entitled "SUMMARY TERM SHEET" in the proxy statement is incorporated herein by reference


ITEM 2.  SUBJECT COMPANY INFORMATION

REGULATION M-A ITEM 1002

     (a) Name and Address. The information contained in the sections entitled "SUMMARY TERM SHEET" in the proxy statement is incorporated herein by reference.


     (b) Securities. As of the date of this filing, there are 12,697,805 shares of Color Imaging's common stock, par value $0.01 per share, issued and outstanding. The information contained in the section entitled "MEETING AND VOTING INFORMATION ? Record Date" and " ? Quorum and Required Vote" in the proxy statement is incorporated herein by reference.


     (c) Trading  Market and Price.  The  information  contained  in the section
entitled   "INFORMATION   ABOUT  COLOR   IMAGING   -Market  Price  and  Dividend
Information" in the proxy statement is incorporated herein by reference.

     (d)  Dividends.   The  information   contained  in  the  section   entitled
"INFORMATION ABOUT COLOR IMAGING - Market Price and Dividend Information" in the proxy statement is incorporated herein by reference.

     (e) Prior Public Offerings. None.

     (f) Prior Stock Purchases. The information contained in the section entitled "INFORMATION ABOUT COLOR IMAGING - Common Share Purchase Information" in the proxy statement is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

REGULATION M-A ITEM 1003


     (a) Name and Address. Color Imaging is a filing person and the subject company. Color Imaging's address and telephone number are provided in Item 2(a) above. Color Imaging's executive officers and directors are set forth below.



           NAME                                    POSITION
---------------------------        -----------------------------------------
Jui-Kung Wang                         Chief Executive Officer, Director
                                       and Chairman of the Board
Sueling Wang, PhD                     President, Vice Chairman and Director
Morris E. Van Asperen                 Executive Vice President, Chief
                                       Financial Officer, Secretary and
                                       Director
Patrick J. Wilson                     Senior Vice President, Marketing and
                                       Sales
Yi-Jen Wang                           Director
Jui-Hung Wang                         Director
Jui-Chi Jerry Wang                    Director
Richard S. Eiswirth                   Director



In addition, Jui-Kung Wang, Sueling Wang, Jui-Hung Wang, and Jui-Chi Wang are filing persons.


     (b) Business and Background of Entities. The information contained in the section entitled "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits" in the proxy statement is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information contained in the section entitled "ELECTION OF DIRECTORS" in the proxy statement and in "PART III - DIRECTORS AND OFFICERS OF THE COMPANY" in Color Imaging's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") incorporated by reference into the proxy statement is incorporated herein by reference. None of the individuals named above has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or (ii) a party, during the past five years, to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the officers and directors of Color Imaging are citizens of the United States, except Messrs. Jui-Hung Wang, Jui-Kung Wang and Jui-Chi Wang, who are citizens of Taiwan, the Republic of China.

ITEM 4.  TERMS OF THE TRANSACTION

REGULATION M-A ITEM 1004

     (a)(1) Material Terms. Tender Offers. Not applicable.

     (a)(2) Material Terms. Mergers or Similar Transactions. The information set forth under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS," "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL," "APPENDIX B - FORM OF REVERSE STOCK SPLIT," and "APPENDIX C - FORM OF FORWARD STOCK SPLIT" in the proxy statement is incorporated herein by reference.

     (c) Different Terms. None

     (d) Appraisal Rights. The information set forth under the caption "SUMMARY TERM SHEET - Unavailability of Appraisal or Dissenters' Rights" and "- Escheat Laws" in the proxy statement is incorporated herein by reference

     (e) Provisions for Unaffiliated Security Holders. None.

     (f) Eligibility for Listing or Trading. Not Applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

REGULATION M-A ITEM 1005

     (a) Transactions. The information contained in the sections entitled "SUMMARY TERM SHEET," "INFORMATION ABOUT COLOR IMAGING - Interests of Certain Persons in Matters to Be Acted Upon," and "INFORMATION ABOUT COLOR IMAGING - Common Share Purchase Information" in the proxy statement is incorporated herein by reference.


     (b) Significant Corporate Events. The information contained in the sections entitled "SUMMARY TERM SHEET," "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits," and "INFORMATION ABOUT COLOR IMAGING - Common Share Purchase Information" in the proxy statement is incorporated herein by reference.


     (c) Negotiations or Contacts. The information contained in the sections entitled "SUMMARY TERM SHEET" and "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits" in the proxy statement is incorporated herein by reference


     (e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET" and "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits," in the proxy statement is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

REGULATION M-A ITEM 1006

     (b) Use of Securities Acquired. The information set forth under the caption "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Share Certificates" in the proxy statement is incorporated herein by reference.

     (c)(1)-(8)Plans. The information set forth under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purpose of the Stock Splits"; and "- Effects of the Stock Splits" in the proxy statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

REGULATION M-A ITEM 1013

     (a) Purposes. The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Purpose of the Stock Splits" and " PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits" in the proxy statement is incorporated herein by reference.

     (b) Alternatives. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Alternatives to the Stock Splits" in the proxy statement is incorporated herein by reference.

     (c) Reasons. The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Reasons for the Stock Splits" and "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits" in the proxy statement is incorporated herein by reference.

     (d) Effects. The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Effects of the Stock Splits," "SPECIAL FACTORS - Advantages of the Stock Splits," "SPECIAL FACTORS - Disadvantages of the Stock Splits," "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Potential Disadvantages of the Stock Splits to Stockholders," "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - - Material Federal Income Tax Consequences" and "FINANCIAL INFORMATION" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION

REGULATION M-A ITEM 1014

     (a) Fairness. The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Stock Splits," "OPINION OF CBIZ VALUATION GROUP, LLC" and "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Recommendation of the Board" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board," "SPECIAL FACTORS - Fairness of the Stock Splits" and "OPINION OF CBIZ VALUATION GROUP, LLC" is incorporated herein by reference.

     (c) Approval of Security Holders. The Stock Splits are not structured so that the approval of at least a majority of Color Imaging's unaffiliated holders of Common Shares is required.

     (d) Unaffiliated Representative. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Stock Splits" is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the sections of the Proxy Statement entitled "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Recommendation of the Board" and "SPECIAL FACTORS - Fairness of the Stock Splits" is incorporated herein by reference.

     (f) Other Offers. None.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

REGULATION M-A ITEM 1015

     (a) Report, Opinion or Appraisal. The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Stock Splits" and "OPINION OF CBIZ VALUATION GROUP, LLC" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS - OPINION OF CBIZ VALUATION GROUP, LLC" is incorporated herein by reference.


     (c) Availability of Documents. The full text of the fairness opinion of CBIZ Valuation Group, LLC dated May 2, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. Such fairness opinion is also available for inspection and copying at the Color Imaging's principal executive offices located at 4350 Peachtree Industrial Blvd, Suite 100, Norcross, GA 30071 during Color Imaging's regular business hours by any interested stockholder of Color Imaging or representative of such holder who has been so designated in writing


ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

REGULATION M-A ITEM 1007

     (a) Source of Funds. The information set forth in the section of the Proxy Statement entitled "MEETING AND VOTING INFORMATION - Solicitation and Costs" is incorporated herein by reference

     (b) Conditions. Not applicable.

     (c) Expenses. The information set forth in the section of the Proxy Statement entitled "MEETING AND VOTING INFORMATION - Solicitation and Costs" is incorporated herein by reference.

     (d) Borrowed Funds. None.


ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

REGULATION M-A ITEM 1008

     (a) Securities Ownership. The information set forth in the section of the Proxy Statement entitled "INFORMATION ABOUT COLOR IMAGING - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the section of the Proxy Statement entitled "INFORMATION ABOUT COLOR IMAGING - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.


ITEM 12.  THE SOLICITATION OR RECOMMENDATION

REGULATION M-A ITEM 1012

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the sections of the Proxy Statement entitled "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Recommendation of the Board" and "SPECIAL FACTORS - Fairness of the Stock Splits" is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the sections of the Proxy Statement entitled "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Recommendation of the Board" and "SPECIAL FACTORS - Fairness of the Stock Splits" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS

REGULATION M-A ITEM 1010

     (a) Financial Information. The information contained in the sections entitled "SELECTED HISTORICAL FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference, including Item 8, "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," contained in the Form 10-K incorporated by reference into the proxy statement.

     (b) Pro Forma Information.  The information set forth in the section of the
Proxy  Statement   entitled   "FINANCIAL   INFORMATION  -  Pro  Forma  Financial
Information" is incorporated herein by reference.


ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

REGULATION M-A ITEM 1009

     (a) Solicitations or Recommendations. The information set forth in the section of the Proxy Statement entitled "MEETING AND VOTING INFORMATION - Solicitation and Costs" is incorporated herein by reference.

     (b) Employees and Corporate Assets. The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - What are the interests of affiliates of Color Imaging in the reverse stock split," "OPINION OF CBIZ VALUATION GROUP, LLC," "MEETING AND VOTING INFORMATION - Solicitation and Costs," and "PROPOSAL NO. 1 - STOCK SPLITS PROPOSAL - Background of the Stock Splits" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

REGULATION M-A ITEM 1011

     (b) Other Material Information. All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.


ITEM 16.  EXHIBITS

REGULATION M-A ITEM 1016


     (a) (i) Preliminary Proxy Statement and Form of Proxy for the Annual Meeting of Shareholders of Color Imaging. *


     (ii)  Form  of  Reverse  Stock  Split   Amendment  to  the  Certificate  of
     Incorporation, as amended, of Color Imaging.*

     (iii) Form of Forward Stock Split Amendment to the Certificate of Incorporation, as amended, of Color Imaging.*

     (b) Not applicable.


     (c) (i) Fairness Opinion of CBIZ Valuation Group, LLC*

     (ii) Draft Presentation of Financial Advisor to the Special Committee, dated 3/28/05.**

     (iii) Supplemental Materials provided to the Special Committee, 3/30/05 - 4/1/05.

     (iv) Supplemental Materials provided to the Special Committee, 4/13/05 (included in pages 35 and 49 of Exhibit (c)(v) below).

     (v) Presentation of Financial Advisor to the Board of Directors, 4/14/05.

     (vi) Financial Projections for years 2005-2009 prepared by management for the Special Committee and Financial Advisor.**


     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.


* Incorporated by reference to Color Imaging's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 24, 2005.

**The Company has requested confidential treatment for portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        COLOR IMAGING, INC.


                                        /S/ MORRIS E. VAN ASPEREN
                                        -----------------------------------
                                        Morris E. Van Asperen
                                        Chief Financial Officer
Date: June 24, 2005


Date:  June 24, 2005                    /s/ Sueling Wang
                                        ----------------------------------------
                                        Sueling Wang


Date:  June 24, 2005                    /s/ Jui-Chi Wang
                                        ----------------------------------------
                                        Jui-Chi Wang


Date:  June 24, 2005                    /s/ Jui-Hung Wang
                                        ----------------------------------------
                                        Jui-Hung Wang


Date:  June 24, 2005                    /s/ Jui-Kung Wang
                                        ----------------------------------------
                                        Jui-Kung Wang

                                  EXHIBIT INDEX


(a) (i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of Color Imaging *

(ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of Color Imaging.*

(iii) Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of Color Imaging.*


(c) (i) Fairness Opinion of CBIZ Valuation Group, LLC*

(ii) Draft Presentation of Financial Advisor to the Special Committee, dated 3/28/05.**

(iii)  Supplemental  Materials  provided  to the  Special  Committee,  3/30/05 -
4/1/05.

(iv) Supplemental Materials provided to the Special Committee, 4/13/05 (included in pages 35 and 49 of Exhibit (c)(v) below).

(v) Presentation of Financial Advisor to the Board of Directors, 4/14/05.

     (vi) Financial Projections for years 2005-2009 prepared by management for the Special Committee and Financial Advisor.**

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.



* Incorporated by reference to Color Imaging's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 24, 2005.


** The Company has requested confidential treatment for portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.